May 8, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, NE

Washington, D.C. 20549

Attention:	Aliya Ishmukhamedova / Matthew Crispino

Re:	Healthcare Triangle, Inc. Amendment No. 2 to Registration Statement on Form S-1 Originally Submitted on April 1, 2025 File No. 333-286331

Ladies and Gentlemen:

On behalf of Healthcare Triangle, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are submitting with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects revisions to Amendment No.1 to the above-referenced Registration Statement filed with the Commission on April 22, 2025 (the “Prior Amendment” and together with the Amended Registration Statement and the Registration Statement originally filed on April 1, 2025, hereinafter referred to as the “Registration Statement”). The Registration Statement has been revised in response to the comment letter addressed to the Company dated April 15, 2025, from the staff of the Commission (the “Staff”), as well as certain other updated information.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

For reference purposes, the comments contained in the Staff’s letter dated May 5, 2025, are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.

Form S-1/A filed April 22, 2025

Risk Factors, page 5

1.	Staff Comment: We note that you have received a notice of delisting from Nasdaq due to failure to maintain a minimum bid price for your company's securities. Disclose whether the Securities Purchase Agreements were entered into to avoid delisting, and the risks that the offering may not result in the Company's securities remaining listed on the Nasdaq. We also note that at least one other company has recently attempted a similar offering including warrants with zero exercise price to maintain Nasdaq listing. The company has disclosed that Nasdaq has halted trading in the company's securities pending hearings to determine whether the offerings resulting in substantial dilution to shareholders are in the public interest and raise specific delisting concerns. See Item 3.01 Form 8-K filed by Damon, Inc. on April 30, 2025 (File No. 1-42190). Disclose any other actions contemplated by the Company following this offering, such as a reverse stock split, that could affect the holdings of shareholders.

Company Response: On February 26, 2025 (two days prior to the closing of the Private Placement), the Company received a deficiency notice from Nasdaq, notifying the Company that it was not in compliance with the minimum bid price rule. The Company has included disclosure on page 10 of the Amended Registration Statement under “The Private Placement-Background” that one of the purposes of entering into the securities purchase agreement was to regain compliance with the Nasdaq stockholders’ equity rule. The Company has also included additional risk factors of the risks that the offering may not result in the Company's securities remaining listed on Nasdaq. However, on page 10, under The Private Placement—Background,” the Company has disclosed that the Private Placement has in fact resulted in the Company regaining compliance with Nasdaq’s $2.5 million stockholders equity rule. A risk factor has been added that discloses the discretionary authority Nasdaq has to make a delisting determination and suspend trading of its common stock if it determines that the issuance and exercise of the zero exercise price warrants are not in the public interest and that Nasdaq has previously made this determination with respect to a company that has issued zero exercise price warrants. However, there are a number of distinguishing factors between the events that led Nasdaq to determine to delist and suspend trading the securities of Damon Inc. (“Damon”) on one hand and the Company’s listing status with Nasdaq and the Private Placement by the Company on the other, which are as follows:

(i)	Damon is listed on the Nasdaq Global Market, which has more stringent continued listing requirements, such as requirement that Damon maintain at least $15 million in market value of its publicly held shares (the “MVPHS Rule”). The Company is listed on the Nasdaq Capital Market and is not subject to the MVPHS Rule. This is important because at the time Damon received its delisting determination notice and was informed that the trading its securities had been halted by Nasdaq, Damon had already received a notice from Nasdaq that it was not in compliance with the MVPHS Rule and its stock price had fallen to a price below $0.01 per share. In that situation, Nasdaq may have believed Damon would not be able to ever regain compliance with the MVPHS Rule. Damon’s non-compliance with the MVPHS Rule was not cured by its transaction and may have been exacerbated. The Company immediately regained compliance with the minimum stockholders’ equity rule as a result of the closing of the Private Placement.

(ii)

Prior to Damon’s transaction (the day prior to the first filing of their S-1 registration statement), the closing price of Damon’s common stock was $0.1499 per share and $0.0373 per share on the closing date of the transaction. The day prior to pricing of the Private Placement, the closing price of the Company’s common stock was $0.51 and $0.446 per share on the closing date of the Private Placement. Therefore, the Company is better able to sustain dilution than Damon’s common stock and a decline in its stock price due to the expected dilution from the issuance of the Series B Warrants may not cause the level of concern that led Nasdaq to use its discretionary authority, in making a delisting determination and to halt trading of Damon’ common stock.

(iii)	Damon’s stockholders did not consent to the exercise of its zero exercise price warrants. The majority of the Company’s stockholder’s approved the exercise of the Series A Warrants and Series B Warrants. Without a majority of the Company’s stockholders approval, the Series A Warrants and Series B Warrants may not be exercised and thus Nasdaq should take into consideration that dilution caused by the exercise of the Series A Warrants and Series B Warrants was previously known and consented to by a majority of those who stand to bear the majority of any adverse economic consequences of the Private Placement.

(iv)

Finally, there may have been other contributing factors unknown to the concerned Company that resulted in Nasdaq’s actions against the de-listing of Damon’s common stock. Currently, the Company is in compliance with all of the Nasdaq continued listing requirements other than the minimum bid price, which the Company can cure with a reverse stock split even if its stock trades at the exercise floor price of $0.084 per share.

The Company has disclosed on page 7 of the Amended Registration Statement under “Risk Factors--It is likely that the Company will effect a reverse stock split which could have adverse effects on the value and liquidity of our Common Stock” that it is likely that they will effect a reverse stock split, and has also discussed and disclosed the potential adverse consequences of such a corporate action on the Company, and the Company’s Common Stock. However, a reverse stock split will likely have no effect on the exercise price of the Series B Warrants as the Company is expected to effect the reverse stock split after all Series B Warrants have been exercised, which is likely to occur after the adjustment period at a zero exercise price. If the exercise price of the Series A Warrants is reset to the floor price during the adjustment period the Company’s expected reverse stock split would not have any effect on the exercise price of the Series A Warrants, other than the normal pro rata adjustments that are made to warrants in reverse stock splits.

The Private Placement, page 8

2.	Staff Comment: Disclose the amount of proceeds raised in the Private Placement of the Units.

Company Response: The disclosed the amount of proceeds raised in the Private Placement on page 11 of the Amended Registration Statement as the last sentence under “The Private Placement.”

* * * * *

Please note that the Company has included certain changes in the Amended Registration Statement other than those in response to the Staff’s comments.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (646) 876-0618.

Very truly yours,

/s/ Jeffrey P. Wofford, Esq.
Jeffrey P. Wofford, Esq.
Sichenzia Ross Ference Carmel LLP

cc:	David Ayanoglou, Healthcare Triangle, Inc.

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